December 30, 2020

Via Edgar Transmission

Mr. Gus Rodriguez

Mr. Robert Babula

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Logistics Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed March 16, 2020

File No. 000-51142

Dear Messrs. Rodriguez and Babula:

The following is the response of Universal Logistics Holdings, Inc. (the “Company”) to the Staff’s comments contained in your letter to Mr. Jude Beres, dated December 2, 2020. For convenient reference, this response letter duplicates the text of the Staff comment in italics, as well as the headings contained in your letter.

Comments and Responses

Form 10-K for the Year Ended December 31, 2019

(19) Segment Reporting, page 68

1.

Your disclosure indicates that your segment presentation “reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.” To help us understand your presentation and how you have applied the aggregation criteria, please address the following:

•	Tell us your operating segments, and explain how they have been identified;

Company Response: The Company’s operating segments consist of agent-based truckload, company-managed brokerage, company-managed truckload, freight-forwarding, intermodal drayage, value-added services, value-added services (heavy-duty truck), and dedicated transportation. Other non-reportable operating segments are comprised of the Company’s subsidiaries that provide support services to other subsidiaries and to owner-operators, including shop maintenance and equipment leasing.

In determining its operating segments, the Company applied the definition contained in FASB ASC 280-10-50-1, which states that “an operating segment is a component of a public entity that has all of the following characteristics:

(a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

(b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(c)	Its discrete financial information is available.”

The Company’s service offerings are provided through the various operating segments, each of which earns revenue, incurs expenses, and has available discrete financial information. These operating segments are managed by operating segment managers, and their respective results are reported to the Company’s Chief Executive Officer and Chief Financial Officer. Operating segment managers are eligible to earn annual bonuses based on the financial performance of the operating segment and the overall financial performance of the Company. On a monthly basis, internal income statements, including certain revenue, expense, and operational performance metrics, are prepared for the respective operating segments, and are reviewed by the Company’s Chief Executive Officer and Chief Financial Officer. One of the most important operational performance metrics used by the Company to determine performance of an operating segment is the segment’s operating margin (which consists of the segment’s operating income divided by its revenues). We also disclose this metric in our communications to investors. We identify the Company’s Chief Executive Officer and Chief Financial Officer as the individuals who function collectively in the capacity of the Company’s Chief Operating Decision Maker (“CODM”). The information within these statements is used by the CODM to analyze revenue growth, profitability, and overall operating performance of the operating segment to assist the CODM in allocating resources. Budgets and forecasts are also prepared at the operating segment level and reviewed by the CODM.

Based on the above criteria, the Company concluded that agent-based truckload, company-managed brokerage, company-managed truckload, freight-forwarding, intermodal drayage, value-added services, value-added services (heavy-duty truck) and dedicated transportation are each an operating segment.

•	Tell us how your operating segments have been aggregated to produce your reportable segments; and,

•

Describe for us how you have evaluated the economic characteristics and applied the aggregation criteria to arrive at your reportable segments. As part of your response, provide, for each period presented, the metrics you considered as part of evaluating economic characteristics. To the extent that you did not consider target margins, as shown in your Fall 2020 Investor presentation, explain to us why you did not, and provide these metrics for each your operating segments.

Your response should include sufficient detail to demonstrate how your presentation complies with the relevant provisions of FASB ASC Topic 280, including FASB ASC paragraphs 280-10-50-1 and 280-10-50-11 (sic).

Company Response: The Company reports its financial results in two reportable segments, the transportation segment, and the logistics segment. Pursuant to paragraph 280-10-50-11, we have aggregated certain operating segments into single reportable segments. The Company aggregates the agent-based truckload, company-managed brokerage, company-managed truckload, freight-forwarding, and intermodal drayage to produce the transportation aggregated segment. The Company also aggregates its value-added services, value-added services (heavy-duty truck), and dedicated transportation segments to produce the logistics aggregated segment.

Paragraph 280-10-50-11 indicates that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment, if aggregation is consistent with the objective and basic principles of Subtopic 280-10-50, the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

(a)	The nature of the products and services;

(b)	The nature of the production processes;

(c)	The type or class of customer for their products and services;

(d)	The methods used to distribute their products or provide their services; and

(e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

As part of the aggregation review, the Company analyzed the qualitative characteristics contemplated by paragraph 280-10-50-11, as well as the economic characteristics of similar operating segments. The following discussion summarizes in detail how the Company met the qualitative and quantitative aggregation criteria for each aggregated segment.

Transportation Aggregated Operating Segment:

•

Nature of Products and Services—The nature of the services is considered similar since the operating segments aggregated in the transportation reportable segment provide for the pick-up and delivery of individual freight shipments, on a transactional basis, coordinated by either our agents or company-managed terminal operations. Our transportation revenues are primarily influenced by fluctuations in freight volume and shipping rates, for which we generally do not have long-term visibility in the form of contractual arrangements. The main factors that affect our volume and shipping rates are competition, available truck capacity, and economic market conditions. The nature of the services provided by these operating segments results in relatively low operating margins on a year to year basis. The Company considers operating margins of up to 10% as relatively low operating margins.

•

Nature of the Production Process—The nature of the production process is considered similar as the movement of customer freight from origin to destination generally requires the use of licensed truck drivers, holding a Commercial Driver’s License (“CDL”), where the CDL-licensed truck driver can operate a Class 8 heavy-duty truck to service the customers shipping requirements.

•

Type or Class of Customer for their Services – The type of customers in this segment is considered similar as the customers require a heavy-duty truck combined with specific trailer equipment type, such as a dry van, flatbed or intermodal chassis or container to move goods. The equipment used by the Company to move the goods may be company-owned or third party, depending on availability and customer requirements. Customers across the operating segments are in similar industries, such as automotive, steel, oil and gas, alternative energy, retail and consumer goods, and manufacturing.

•

Methods used to Provide their Services – The methods used to provide services is considered similar as the capacity to move freight on a truck is provided through a mix of owner-operators, company equipment and third party capacity providers (meaning broker carriers), depending on the availability of capacity and customer requirements.

•

Nature of the Regulatory Environment—We are not regulated in the same or a similar way as companies engaged in banking, insurance, or public utilities; however, our transportation operating segments are similar in that they are regulated and licensed by various U.S. federal and state agencies. In addition, interstate motor carrier operations in our transportation segments are subject to the regulations prescribed by the Federal Motor Carrier Safety Administration (FMCSA), which is an agency of the U.S. Department of Transportation (DOT).

In analyzing similarities of the economic characteristics of the segments aggregated within the transportation aggregated operating segment, the Company considers long-term historical and targeted operating margins of the individual operating segments. Pursuant to paragraph 280-10-55-7A, operating segments are considered similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if (i) the segments do not currently have similar gross margins and sales trends, (ii) the economic characteristics and the other five criteria are met, and (iii) the segments are expected to have similar long-term average gross margins and sales trends, then the two segments may be aggregated.

Historical and targeted operating margins, including those targeted operating margins presented in our Fall 2020 Investor Presentation, are considered when we evaluate the economic similarities of operating segments, with primary emphasis on the targeted operating margins expected in future years. The following is a summary of the operating margins analyzed for the 12-month periods ended December 31, 2016 to 2019, as well as the expected target margins for each transportation aggregated operating segment:

	Average	Low	High	Near- term Target	Longer- term Target
Company-managed brokerage	1.1%	-0.2%	3.4%	4-6%	4-6%
Freight-forwarding brokerage	0.2%	-5.2%	3.2%	4-6%	4-6%
Company-managed truckload	3.6%	2.4%	4.4%	4-6%	6-8%
Agent-based truckload*	4.2%	3.6%	5.4%	6-8%	6-8%
Intermodal drayage	8.9%	7.0%	10.8%	8-10%	10-12%

*

Operating margins for the agent-based truckload segment were adjusted in the 2017 and 2019 historical periods to exclude the impact of certain legal matters, as the margins in the absence of the adjustments were not indicative of our continued operating performance in this segment.

The Company considered the similarity of targeted operating margins in reaching its conclusion. The Company operates in a relatively low-margin industry, where it considers a range of 100 to 200 basis points of margin to be similar. The Company also utilizes a range of 100 to 200 basis points of margin when communicating with investors in earnings press releases, on earnings conference calls and in investor presentations. The Company generally considers the operating margins of the segments aggregated within the transportation aggregated segment to be its “lower margin” segments. The “lower margin” operating segments also require a lower level of capital investment, as the Company predominately employs owner-operators and third party capacity providers (such as broker carriers), in addition to using company equipment to service customers.

With the exception of intermodal drayage, the Company notes at the high end of their operating performance each of the transportation aggregated operating segments achieved similar operating margins during the period analyzed. The Company acknowledges the increasing operating margins and margin targets for the intermodal operating segment, and it addresses that observation in the section captioned “Prospective Segment Reporting” below. The Company also notes on average the historical operating margins in its company-managed and freight forwarding brokerage operating segments have underperformed in achieving their expected margin targets. To address this issue, the Company has implemented, and continues to implement, organizational and operational changes to achieve its target margins, including replacing the operating segment manager in 2019. The operating segment manager is the same individual for the company-managed and freight forwarding brokerage segments. The Company also notes the company-managed and freight forwarding brokerage operating segments have come within 100 basis points of achieving margin targets at the high end of their operating performance, and each has also achieved margin targets in interim periods. The Company further notes that the freight-forwarding operating segment represents approximately 1.5% of the transportation segment operating revenues. Based on the historical performance and future expectations of the operating segments, the Company concluded the operating segments aggregated within the transportation aggregated operating segment have similar economic characteristics.

Logistics Aggregated Operating Segment:

•

Nature of Products and Services –The nature of services is considered similar, since the operating segments aggregated in the logistics segment generally support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, pursuant to contract terms of one year or longer.

•

Nature of the Production Process –The nature of the production process is considered similar as the operating segments use a mix of proprietary technology, facilities, human capital, and equipment to support customer manufacturing and distribution processes.

•

Type or Class of Customer for their Services –The type of logistics segment customer is considered similar, since the customers are large OEMs and major retailers requiring out-sourced logistics solutions to support their manufacturing and distribution processes.

•

Methods used to Provide their Services –The method used to provide logistics services is considered similar, as it generally requires the use of human capital, technology, and equipment, in combination with customer data to fulfill order requirements in support of the customer’s manufacturing and distribution processes.

•

Nature of the Regulatory Environment – We are not a regulated in the same or a similar way as companies engaged in banking, insurance, or public utilities; however, our logistics operating segments utilizes a workforce comprised of union and non-union employees, on a full-time or part-time basis. Where union employees are necessary to meet customer requirements, we adhere to the terms of the applicable union agreement. In addition, where our logistics solutions require a dedicated transportation component, we are regulated and licensed by various U.S. federal and state agencies, such as the FMCSA.

In analyzing the similarities of the economic characteristics of the operating segments aggregated within the logistics aggregated operating segment, the Company considers historical operating margins as well as the targeted operating margins of the individual operating segments. When conducting our analysis of the similarities, we do so under the guidance of paragraph 280-10-55-7A and based on the same principles articulated above with respect to the transportation aggregated operating segment.

Historical and targeted operating margins including those presented in our Fall 2020 Investor Presentation, are considered when we evaluate the economic similarities of operating segments, with primary emphasis on the targeted operating margins expected in future years. The following is a summary of the operating margins analyzed for the 12-month periods ended December 31, 2016 to 2019, as well as the expected target margin for each logistics aggregated operating segment:

	Average	Low	High	Near- term Target	Longer- term Target
Dedicated transportation*	3.8%	1.2%	8.6%	8-10%	10-12%
Value-added services	7.3%	0.3%	11.9%	10-12%	11-13%
Value-added services (heavy-truck)	7.9%	4.3%	11.1%	10-12%	10-12%

*

Operating margin for the dedicated transportation segment was adjusted in the 2018 historical period to exclude the impact of a legal settlement, as the margin in the absence of the adjustment was not indicative of our ongoing operating performance in this segment.

As stated above, the Company’s logistics operating segments operate in a relatively low-margin industry, albeit with higher operating margins than experienced by the transportation operating segments. The logistics operating segments also require a higher level of capital investment, as the Company employs a mix of technology, facilities, and equipment to our support customer manufacturing and distribution processes.

The Company does not believe that presenting separately the information of its logistics operating segments would enhance an investor’s understanding of the future prospects of the Company and the individual operating segments within the logistics reportable segment. We believe that the above presentation is consistent with the objective of ASC 280. The logistics reportable segment is separated from the transportation reportable segment in our segment reporting due primarily to the differences in the services provided and the margins in the logistics segment being relatively higher. The Company also notes at the high end of their operating performance each of the logistics aggregated operating segments achieved similar operating margins during the period analyzed. The Company does note that the average historical operating margins in the dedicated transportation operating segments has failed to achieve its expected margin targets. To address this issue, the Company has re-bid certain dedicated transportation contracts and made organizational and operational changes to achieve its target margins. The Company also notes the dedicated transportation segment’s highest operating margin performance during the period analyzed is within the expected near-term margin range and it has also achieved its expected near-term margins in certain interim periods. Further, the Company notes that in connection with the organizational changes, the management of its dedicated transportation, value-added services, and value-added services (heavy-truck) operating segments all became the responsibility of the same individual beginning in late 2018. Based on the historical performance and future expectations of the operating segments, the Company concluded that the operating segments aggregated within the logistics aggregated operating segment have similar economic characteristics.

Prospective Segment Reporting

In the course of reviewing current and future performance expectations for the intermodal operating segment, the Company observed an increase in operating revenues and margin targets. These increases are directly attributable to a series of six strategic intermodal acquisitions made by the Company between February 2018 and November 2019. The six intermodal acquisitions increased the size and scale of the Company’s intermodal segment. The resulting operating leverage, as well as synergies realized from the acquisitions, also improved actual and expected operating margins in the intermodal segment. For reference, during the five-year period starting January 1, 2013 and ending December 31, 2017, operating margins in the Company’s legacy intermodal operating segment ranged from 4.2% to 8.0%, with an average of 6.1%. During the same period, the expected long-term margin target for the Company’s legacy intermodal operating segment ranged from 6% to 8%. During this same five-year period, intermodal segment revenues increased from $134.6 million for the 12-month period ended December 31, 2013 to $153.7 million for the 12-month period ended December 31, 2017. Beginning in February 2018, the Company began a series of strategic intermodal acquisitions and grew its intermodal segment revenues to $251.1 million during the 12-month period ended December 31, 2018 and achieved an operating margin of 10.8% during the same period. The Company continued making acquisitions in the intermodal segment through November 2019, and during the 12-month period ended December 31, 2019, we increased intermodal segment operating revenues to $390.3 million while achieving an operating margin of 10.0%. The resulting synergies from the 2018 and 2019 acquisitions, as well as the increased operating leverage due to the increased scale of the intermodal operating segment, led the Company to raise the expected future target margins for this segment to a range of 10 to 12%.

In order to meet the objectives of ASC 280 and provide recipients of our financial statements with information on the manner in which management views the business, the Company initiated a review of its reportable segments in the fourth quarter of 2020. In October 2020, the Company conducted preliminary discussions with its Audit Committee and members of its Board of Directors regarding the future composition of reportable segments, including reporting the intermodal segment separately from the transportation aggregated segment. The Company will be reporting the intermodal segment separately in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020; however, as of the date of this response, the evaluation of the full composition of its reportable segments is still in process.

If you have any questions regarding the above responses or require further information, please contact me at (586) 920-0100 ext. 2309 or jberes@universallogistics.com.

Sincerely,

/s/ Jude M. Beres

Jude M. Beres
Chief Financial Officer and Treasurer
Universal Logistics Holdings, Inc.

cc:	Via E-mail

Edwin J. Lukas, Managing Partner

Vistula PLC

William Putz, Partner

BDO USA, LLP